Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN. THE SECURITIES OFFERED WILL NOT BE OR HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Borr Drilling Limited – Increase in share capital

Hamilton, Bermuda, 5 June 2020

Borr Drilling Limited (the “Company”) (NYSE: BORR, OSE: BDRILL) is pleased to announce that all conditions precedent to the settlement of the completed equity offering of USD 30 million (the “Equity Offering”) have been fulfilled. As a result, the Company’s issued share capital is increased by USD 2,307,692 to USD 7,921,596, divided on 158,431,911 common shares each with a nominal value of USD 0.05 per common share.

The date for settlement of the Equity Offering will be on 5 June 2020. The Offer Shares, representing the beneficial interests in the same number of common shares in the Company, will be listed on the OSE.